UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                 T-REX OIL, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   75188R106
              ------------------------------------------------------
                                (CUSIP Number)

                             Jon Clement Nicolaysen
                                 1134 S. Wolcott
                                Casper, WY 82601
                                 (720) 502-4483
             ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 22, 2014
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75188R106

1.   NAMES OF REPORTING PERSONS:

     Jon Clement Nicolaysen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):(a) /_/
                                                                         (b) /_/
3.   SEC USE ONLY:

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): /_/

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

                             7.  SOLE VOTING POWER:

                                 1,052,000 Common Shares
      NUMBER OF SHARES
      BENEFICIALLY OWNED     8.  SHARED VOTING POWER:
      BY EACH REPORTING
      PERSON WITH                0

                             9.  SOLE DISPOSITIVE POWER:

                                 1,052,000 Common Shares

                             10. SHARED DISPOSITIVE POWER:

                                 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,052,000 shares of Commons Stock; 2,000 shares are owned jointly with spouse

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): /_/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     6.67% Common Stock

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN
----------------

ITEM 1. SECURITY AND ISSUER
---------------------------

The security for which this report is made is the common stock, par value $0.001 per share, of T-Rex Oil, Inc., a Colorado corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

This statement on Schedule 13D is being filed on behalf of Jon Clement Nicolaysen, an individual. The mailing address of Mr. Nicolaysen is P.O. Box 40, Henderson, CO 80640.

JON NICOLAYSEN, Age 68

Mr. Nicolaysen was appointed an Executive Vice President of the Issuer in December, 2014. Prior to that, he has served as the CEO and a Director of Rancher Energy Corporation (kna T-Rex Oil, Inc.) since September 2009. He is also the President and a director of Western Interior Oil & Gas Corp. (a subsidiary of Issuer).

Mr. Nicolaysen through his company, JK Minerals Inc., was a non-operating working interest owner, but by 1997 he had bought out the other working interest owners and as Operator, began a successful 2nd Frontier development program at Cole Creek in Wyoming.

In 2005, Slawson Exploration Inc. took over as operator and continued to develop the Frontier and Dakota formations. Eventually, Blue Tip Inc. purchased all of Slawson's and JK's interests in the Frontier and Dakota. In 2006, he purchased the majority working interest in the Shannon formation at Cole Creek through JK Minerals Inc. In 2004, he was part of a group that redeveloped the Big Muddy Field in Converse County, Wyoming. In 2007, these fields were sold to Rancher Energy (kna T-Rex Oil, Inc.) for $25 million.

In 2009, as a dissatisfied shareholder, he led a successful proxy fight for control of Rancher Energy (kna T-Rex Oil, Inc.) He led the Company successfully through a Chapter 11 bankruptcy process paying off all creditors in full.

Mr. Nicolaysen provides the board of directors with not only his experience with a public reporting company but also his experience in the oil and gas industry.

Mr. Nicolaysen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Nicolaysen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Nicolaysen is a citizen of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

In August 2014, Mr. Nicolaysen, an officer and director of Terex was issued 750,000 shares of the common stock of Terex Energy Corp. for services with a value of $750,000. In addition in August 2014, Mr. Nicolaysen purchased 300,000 shares of common stock of T-Rex at a price of $1.00 per share. On December 22, 2014, T-Rex Oil, Inc. acquired 100% of the outstanding stock of Terex Energy Corp. after exchanging 7,385,700 shares with Terex Energy Corp. shareholders on a one for one basis.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

Mr. Nicolaysen is sole owner of the 1,050,000 shares of the Issuer and as such has the ability to vote the shares. He jointly owns 2,000 shares with his wife. In addition, Mr. Nicolaysen is a Director and Executive Vice President of T-Rex Oil and President and a Director of Western Interior Oil & Gas Corp. (a subsidiary of Issuer), and as such Mr. Nicolaysen may influence the following which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows: a) acquisitions of prospects which continue for Issuer, based on the business judgment of the continuing board of directors b) the reporting person intends to formulate a plan to recapitalize the Issuer for at least $10,000,000, (although there can be no assurance that the Issuer will successfully achieve that, or any, additional debt or equity capitalization) d) authorization of preferred stock will require amendments to the Articles of Incorporation.

The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change his purpose and/or formulate plans or proposals with respect thereto.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

The percentages of outstanding shares of T-Rex Oil, Inc. common stock reported below are based on the statement that as of July 15, 2015, there were 15,771,142 shares of T-Rex Oil, Inc. common stock outstanding.

     (a) Mr. Nicolaysen beneficially owns or may be deemed to beneficially own shares of T-Rex Oil, Inc. common stock as follows:

                                    No. of Shares            % of Class
                                    -----------------        -------------
         Common Shares              1,052,000                 6.67%

     (b) For information regarding the number of shares of T-Rex Oil, Inc. common stock as to which Mr. Nicolaysen holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than as set forth herein, there have been no transactions in shares of T-Rex Oil, Inc. common stock effected by Mr. Nicolaysen during the past 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities: Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

Mr. Nicolaysen has an employment agreement, dated November 2014 with the Issuer.

Mr. Nicolaysen also has a Farmout Agreement, dated June 25, 2015, by and between Terex Energy Corp. (a wholly owned subsidiary of the Issuer) and Red Hawk Oil Exploration, Inc., an entity he is and officer and director and shareholder of.

Mr. Nicolaysen has no other contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of T-Rex Oil, Inc., other than as described in this statement on
Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

Not Applicable




                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date: July 31, 2015



                                       /s/ Jon Clement Nicolaysen
                                       ---------------------------------
                                       Jon Clement Nicolaysen, Individual